DAVID JONES & ASSOC., P.C.

Law Firm



395 Sawdust, # 2148   P (281) 702-2137
The Woodlands, TX 77380   F (877) 639-0750

November 19, 2010

Mr. John Grzeskiewicz
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20548

Attn: Division of Investment Management

**Re: Tanaka Funds, Inc. File Nos. 333-169566, Registration Statement on form N-14 under the
         Securities Act of 1933.**

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461, we respectfully request that the Commission, having due regard for the interests of
shareholders, accelerate the effective date of Registration Statement on Form N-14 under the Securities
Act of 1933 of the above-described Registrant to November 19, 2010.

Thank you for your consideration.



David D. Jones